                         PURCHASE AND SALE AGREEMENT

                                   BETWEEN

1.   Robert Neuerbourg, Dipl.-Ing., residing at 58849 Herscheid, Unter den
     Buchen 15

                 - hereinafter referred to as "NEUERBOURG" -,

2.   Klaus Steinweg, Dipl.-Ing., residing at 58511 Ludenscheid,
     Bonhoefferstrabe 40

               - hereinafter referred to as "KLAUS STEINWEG" -,

3. Ingeborg Schloemer, housewife, residing at 58511 Ludenscheid, An den Husareneichen 7

                - hereinafter referred to as "I. SCHLOEMER" -,

4. Gerhard Schloemer, Dipl.-Ing., residing at 58511 Ludenscheid, An den Husareneichen 7

                - hereinafter referred to as "G. SCHLOEMER" -,

5.   Dr. Hans-Gert Steinweg, Dentist, residing at 58511 Ludenscheid,
     Hochstrabe 74

                - hereinafter referred to as "DR. STEINWEG" -,

6.   Annette Langbein, housewife, residing at Munich, Mettnauerstrabe 10

                 - hereinafter referred to as "LANGBEIN" -,

7.   Wolfgang Steinweg, Dipl.-Ing., residing at 58440 Plettenberg,
     Haydnstrabe 13,

                - hereinafter referred to as "W. STEINWEG" -,

8.   Klaus Steinweg jun., student, residing at 58511 Ludenscheid,
     Dickestrabe 16

                - hereinafter referred to as "K. STEINWEG" -,

9.   Christiane Steinweg, student, residing at 58511 Ludenscheid,
     Dickestrabe 16

                - hereinafter referred to as "C. STEINWEG" -,

10.  Malve Steinweg, housewife, residing at 58511 Ludenscheid, Werdohler
     Strabe 26

                - hereinafter referred to as "M. STEINWEG" -,

11.  Stefphanie Hueck, Dipl.-Kfm., residing at 58511 Ludenscheid,
     Breslauerstrabe 52,

                   - hereinafter referred to as "HUECK" -,

     - the parties under 1 through 11 hereinafter also collectively referred to as "SELLERS"-;

12. Gerhardi & Cie. Metall- und Kunststoffwerke GmbH, Schlittenbacher Strabe 2, 58511 Ludenscheid, registered with the Commercial Registry of the Magistrates Court of Ludenscheid under HRB 1596

                - hereinafter referred to as "GERHARDI GmbH" -

13. Gerhardi & Cie. GmbH & Co. KG, Schlittenbacher Strabe 2, 58511 Ludenscheid, registered with the Commercial Registry of the Magistrates Court of Ludenscheid under HRA 797

                - hereinafter referred to as "GERHARDI KG" -,

     - Gerhardi GmbH and Gerhardi KG hereinafter also jointly referred to as "GERHARDI COMPANIES" -.

     and

14. HOHENSTAUFEN EINHUNDERTSTE Vermogensverwaltungs GmbH (the name change of which to Lydall Deutschland Holding GmbH has been resolved but not yet registered with the Commercial Registry), Hohenstaufenring 62, 50674 Cologne, registered with the Commercial Registry of the Magistrates Court of Cologne under HRB 30991,

                 - hereinafter referred to as "PURCHASER" -.

                                   PREAMBLE

                                      I.

1. WHEREAS the Sellers are the sole owners of the Gerhardi Companies, comprising Gerhardi GmbH and Gerhardi KG.

2. WHEREAS Gerhardi GmbH has a fully paid registered share capital of DM 100,000, which is held by the Sellers as follows:

     - Neuerbourg holds fully paid shares in the aggregate par amount of DM 7,600 consisting of two shares in the par amount of DM 3,800 and DM 3,800,

     - I. Schloemer holds fully paid shares in the aggregate par amount of DM 15,800 consisting of two shares in the par amount of DM 8,200 and DM 7,600,

     - K. Steinweg holds one fully paid in share in the par amount of DM 6,450,

     - C. Steinweg holds one fully paid in share in the par amount of DM 6,450,

     - G. Schloemer holds one fully paid in share in the par amount of DM 8,200,

     - W. Steinweg holds one fully paid in share in the par amount of DM 13,000,

     - Klaus Steinweg holds one fully paid in share in the par amount of DM 13,000,

     - M. Steinweg holds one fully paid in share in the par amount of DM 7,300,

     -    Hueck holds one fully paid in share in the par amount of DM 7,000,

     - Dr. Steinweg holds one fully paid in share in the par amount of DM 7,600,

     - Langbein holds one fully paid in share in the par amount of DM 7,600.

     Gerhardi GmbH acts as the general partner of Gerhardi KG and is not engaged in any other business activities. Gerhardi GmbH does not hold a share in the capital of Gerhardi KG.

3. WHEREAS Gerhardi KG has a fully paid registered limited partner capital of DM 1,200,000, which is held by Sellers as sole limited partners as follows:

     -    Neuerbourg holds a fully paid limited partner's share of DM 91,200

     - I. Schloemer holds a fully paid limited partner's share of DM 190,200

     -    K. Steinweg holds a fully paid limited partner's share of DM 77,800

     -    C. Steinweg holds a fully paid limited partner's share of DM 77,800

     -    G. Schloemer holds a fully paid limited partner's share of DM 97,800

     -    W. Steinweg holds a fully paid limited partner's share of DM 155,600

     - Klaus Steinweg holds a fully paid limited partner's share of DM 155,600

     -    M. Steinweg holds a fully paid limited partner's share of DM 87,600

     -    Hueck holds a fully paid limited partner's share of DM 44,000

     -    Dr. Steinweg holds a fully paid limited partner's share of DM 91,200

     -    Langbein holds a fully paid limited partner's share of DM 91,200.

     Gerhardi KG is engaged in the production and distribution of automotive parts.

4. WHEREAS Gerhardi KG, by virtue of the notarial asset transfer agreement of November 30, 1998 (Notarial Deed No. 563/1998 of the Notary Public Jurgen Bergfeld in Ludenscheid) (hereinafter referred to as "NAB ASSET TRANSFER AGREEMENT") agreed to transfer substantially all of the assets pertaining to its non-automotive business, however, not including claims against customers, (hereinafter referred to as "NAB-BUSINESS") to

     Gerhardi AluTechnik GmbH & Co. KG with effect of December 1, 1998, all participations in which are held by the Sellers.

5. WHEREAS the Sellers are interested in selling the Gerhardi Companies with all tangible and intangible assets to the Purchaser on the basis of the terms and conditions set forth in this Agreement, while the Purchaser is interested in acquiring the Gerhardi Companies in this form.




N O W   T H E R E F O R E,  the parties hereto conclude the following

                         PURCHASE AND SALE AGREEMENT

                                      I.
                  SALE AND TRANSFER OF PARTICIPATIONS IN THE
                              GERHARDI COMPANIES

1. The Sellers hereby sell and transfer to the Purchaser, which accepts such sale and transfer, all shares in Gerhardi GmbH in the aggregate par amount of DM 100,000 as set forth in Section 2 of the Preamble hereto, with the rights to all profits of Gerhardi GmbH not yet distributed on December 31, 1998, 23.59 hrs. (hereinafter referred to as "EFFECTIVE DATE"), and all profit-drawing rights as from the Effective Date as follows:

     - Neuerbourg his fully paid shares in the aggregate par amount of DM 7,600 consisting of two shares in the par amount of DM 3,800 and DM 3,800;

     - I. Schloemer her fully paid shares in the aggregate par amount of DM 15,800 consisting of two shares in the par amount of DM 8,200 and DM 7,600;

     -    K. Steinweg his fully paid share in the par amount of DM 6,450;

     -    C. Steinweg her fully paid share in the par amount of DM 6,450;

     -    G. Schloemer his fully paid share in the par amount of DM 8,200;

     -    W. Steinweg his fully paid share in the par amount of DM 13,000;

     -    K. Steinweg his fully paid share in the par amount of DM 13,000;

     -    M. Steinweg her fully paid share in the par amount of DM 7,300;

     -    Hueck her fully paid share in the par amount of DM 7,000;

     -    Dr. Steinweg his fully paid share in the par amount of DM 7,600;

     -    Langbein her fully paid share in the par amount of DM 7,600.

2. The Sellers furthermore hereby sell and transfer to the Purchaser, which accepts such sale and transfer,

     (a) by way of special succession, their limited partner's shares in Gerhardi KG in the aggregate amount of DM 1,200,000 as set forth in
          Section 3 of the Preamble hereto as follows:

     -    Neuerbourg his limited partner's share in the amount of DM 91,200;

     -    I. Schloemer her limited partner's share in the amount of DM 190,200;

     -    K. Steinweg his limited partner's share in the amount of DM 77,800;

     -    C. Steinweg her limited partner's share in the amount of DM 77,800;

     -    G. Schloemer his limited partner's share in the amount of DM 97,800;

     -    W. Steinweg his limited partner's share in the amount of DM 155,600;

     - Klaus Steinweg his limited partner's share in the amount of DM 155,600;

     -    M. Steinweg her limited partner's share in the amount of DM 87,600;

     -    Hueck her limited partner's share in the amount of DM 44,000;

     -    Dr. Steinweg his limited partner's share in the amount of DM 91,200;

     -    Langbein her limited partner's share in the amount of DM 91,200.

     By virtue of the above purchase, the Purchaser becomes limited partner of Gerhardi KG holding the above limited partners' shares in the par amount of DM 1,200,000, while the Sellers cease to be limited partners of Gerhardi KG without being entitled to any claims whatsoever for whatsoever reason against Gerhardi KG. Sellers, Purchaser and Gerhardi GmbH undertake to notify the change of the limited partners to the Commercial Register of Gerhardi KG in the correct form without undue delay.

     The transfer of the limited partners' shares and the entry of Purchaser into Gerhardi KG as limited partner becomes effective on the Effective Date. The Sellers will be obligated to deliver a signed application for registration of the transfer of the limited partners' shares at the date of signing.

     (b) their entire rights and claims to all profits of Gerhardi KG as from the Effective Date and

     (c) all other rights and claims, if any, connected with such limited partner's shares and profit entitlements.

3. Sellers have extended loans to Gerhardi KG, which as of December 31, 1997 are valued as set forth in ANNEX A.. hereto which were increased in 1998 by interest and profits (assuming that the Sellers remain shareholders of Gerhardi KG until year end 1998) and which have been reduced in 1998 by withdrawals (hereinafter referred to as "SHAREHOLDER LOANS").

4. The Sellers hereby furthermore sell and transfer to the Purchaser, which accepts such sale and transfer,

     (a) all other rights and claims which they have against the Gerhardi Companies, in particular their respective Shareholder Loans, and

     (b) all tangible and intangible assets owned in whole or in part by the Sellers which serve or are destined to serve the business of the Gerhardi Companies.

5. (a) The Sellers herewith, upon waving all legal requirements as to notice and form, convene a joint shareholders' meeting of Gerhardi GmbH and Gerhardi KG and - G. Schloemer, W. Steinweg and Klaus Steinweg also acting in their position as managing directors of Gerhardi GmbH - unanimously resolve the approval of the Shareholders' Meeting to the sale and assignment of all shares and limited partners' shares in the Gerhardi Companies pursuant to the provisions of this Agreement as well as release Klaus Steinweg from the restrictions pursuant to Section 181 German Civil Code for purposes of all declarations made by him in this Agreement on behalf of the Gerhardi Companies.

     (b) Also the Gerhardi Companies hereby consent to and approve of the sale and assignment of all shares and limited partners' shares in the Gerhardi Companies to the Purchaser pursuant to the provisions of this Agreement for whatsoever statutory and/or contractual purposes.

     (c) Notwithstanding the approvals pursuant to Sections (a) and (b) above, each of the Sellers herewith declares his approval with respect to all agreements and declarations made by other Sellers pursuant to the provisions of this Agreement and hereby waives all options, pre-emptive rights and rights of first refusal and all other rights and claims of any nature whatsoever which he or she may have in respect of the participations, shares and other properties sold and transferred to the Purchaser by any of the Sellers pursuant to Sections 1 to 4 above. A respective approval and a respective waiver are hereby declared by the Gerhardi Companies.

     (d) The Sellers sell and transfer to the Purchaser, which accepts such sale and transfer, all shares in Gerhardi GmbH and all participations in Gerhardi KG (except for the participation of Gerhardi GmbH in Gerhardi KG), even if these shares and participations have denominations other than those shown in Sections 1 and 2 above and/or are held by the Sellers severally, jointly or in partnership in a form other than as shown in such Sections. Differences in the allocation of values to the Sellers shall be settled in the relation between the Sellers.

                                      II.
                               LEGAL RELATIONS
         BETWEEN THE SELLERS, THE GERHARDI COMPANIES AND THE PURCHASER
                        MUTUAL RELEASE UNDERTAKINGS

1. Except as expressly set forth in this Agreement and its Annexes, all legal relations between the Sellers and the Gerhardi Companies and all rights and claims of the Sellers against the Gerhardi Companies shall terminate as of the Effective Date and no obligation or liability whatsoever shall arise for the Gerhardi Companies or the Purchaser from such termination. The Sellers shall procure that the same applies to all legal relations between relatives within the meaning of Section 15 German Tax Code (hereinafter referred to as "RELATIVES") and/or companies other than the Gerhardi Companies which are directly or indirectly controlled by the Sellers and/or their Relatives (hereinafter referred to as "CONTROLLED COMPANIES") and the Gerhardi Companies and to all rights and claims of Relatives and/or Controlled Companies against the Gerhardi Companies and will if necessary hold the Gerhardi Companies and the Purchaser fully harmless in good time.

     The provisions of this Section 1 shall not apply to

     (a)  the employment agreement between Gerhardi KG and Klaus Steinweg;

     (b) the existing parts supply agreement and scrap raw material sale agreement between Gerhardi KG and Gerhardi AluTechnik GmbH & Co. KG, to the extent such agreements have been concluded on arms length terms;

     (c) the loan agreement between Mrs. Maritta Loos-Neuerbourg and Gerhardi KG in respect of which the Sellers represent that Gerhardi KG may repay such loan within six months after the Effective Date without penalty.

2. The Sellers shall procure that, upon the request of the Purchaser, all members of supervisory and advisory boards and other similar bodies, if any, of the Gerhardi Companies will resign from their positions within one month from such request and that no obligation or liability whatsoever will arise for the Gerhardi Companies or the Purchaser from such resignations. W. Steinweg and G. Schloemer herewith declare their resignation as managing directors effective on the Effective Date.

3. All existing pension arrangements between the Gerhardi Companies and the Sellers and Relatives shall have been terminated prior to the Effective Date and no obligation or liability shall arise for the Gerhardi Companies as a result thereof. These pension obligations shall irrespective of the validity of their termination not be accrued for in the Effective Date Financial Statements. Sellers undertake to indemnify the Gerhardi Companies from any pension-related claims Klaus Steinweg may raise.

4.   The Gerhardi Companies and the Purchaser undertake

     (a) to hold the Sellers after today fully and in good time harmless from any responsibility for obligations or liabilities of the Gerhardi Companies and

     (b) to procure that assets which are in the private ownership of the Sellers and do not form part of the transactions agreed herein but secure obligations or liabilities of the Gerhardi Companies are released from this encumbrance as quickly as possible, except to the extent that the Sellers have represented and warranted in this Agreement that such obligations or liabilities of the Gerhardi Companies do not exist and/or have undertaken in this Agreement to hold harmless the Gerhardi Companies and/or the Purchaser from such obligations and liabilities.

5. The Sellers undertake to hold the Gerhardi Companies and the Purchaser fully and in good time harmless (vollstandige und rechtzeitige Freistellung) from

     (a) all obligations and liabilities of the Sellers, Relatives and Controlled Companies which may be claimed from the Gerhardi Companies and the Purchaser, and

     (b) all rights and claims of third parties whatsoever relating to shares and/or limited partners' shares in the Gerhardi Companies, including without limitation thereto, claims alleging title to and/or encumbrances of such shares, profit participation or comparable entitlements and the like, and

     (c) all liabilities regarding taxes, social security charges, customs and other public dues of the Gerhardi Companies which exist on the Effective Date or arise from acts, omissions or circumstances before the Effective Date, to the extent that they are not reflected or reserved in the Final Effective Date Balance Sheets within the meaning of Part III Section 2 (g) (without supplementary balance sheets of the Sellers) below, and

     (d) all obligations and liabilities of the Gerhardi Companies relating to the NAB-Business including without limitation those resulting from the transfer thereof to Gerhardi AluTechnik GmbH & Co. KG to the extent not yet performed, except, however, for those obligations and liabilities under the agreements described in
          Part II Section 1 (b) above, and

     (e)  losses of existing environmental insurance coverage
          (restricted to the insurance case Ibbenburen) of the Gerhardi Companies; the indemnification pursuant to this para. (e) shall not be limited in time or amount.

                                     III.
                 PURCHASE PRICE FOR THE GERHARDI COMPANIES

1. The entire consideration (hereinafter referred to as "PURCHASE PRICE") for the sale and transfer of all participations and other properties pursuant to Part I above and for all other obligations assumed by the Sellers in this Agreement shall be DM 51,500,000 (in words: Deutsche Mark fifty-one million five hundred thousand),

     (a) plus or minus the amount by which the consolidated net equity value of the Gerhardi Companies as of the Effective Date to be determined pursuant to Section 2 below exceeds or falls short of an amount of DM 28,000,000 (in words: Deutsche Mark twenty-eight million)

2. (a) The consolidated net equity value of the Gerhardi Companies as of the Effective Date (being defined as: total assets less total liabilities, except for the Shareholder Loans) shall be determined on the basis of tax financial statements of each of the Gerhardi Companies (without supplementary balance sheets of the Sellers) as of the Effective Date pursuant to the provisions of paragraphs (b) to
          (g) below (hereinafter referred to as "EFFECTIVE DATE FINANCIAL STATEMENTS" and the balance sheets forming part thereof as "EFFECTIVE DATE BALANCE SHEETS").

     (b) The Effective Date Financial Statements shall be prepared in accordance with the accounting principles represented and warranted by the Sellers in Part IV, Section 3 (a) below in respect of the tax 1997 Financial Statements within the meaning of said clause, with a full physical count of fixed assets and inventories as of the Effective Date. The effects of changes, if any, resulting from accounting principles applied in the tax 1997 Financial Statements to accounting principles applied in the Effective Date Financial Statements shall be eliminated except as otherwise expressly agreed by the parties hereto in writing or as such changes are compulsorily requested by law.

          Irrespective of whether or not accruable under German tax laws, a lump sum accrual in the amount of DM 2,500,000 (less insurance coverage guaranteed by AXA Colonia in writing prior to or on March 13, 1999) will be built in the Effective Date Financial Statements in respect of environmental liabilities of the Gerhardi Companies.

          To the extent AXA Colonia makes payment to the Gerhardi
          Companies in respect of such liabilities, the Effective Date Financial Statements shall be adjusted accordingly. Upon request and at the expense of the Sellers, the Gerhardi Companies shall sue the insurer.

     (c)  The Gerhardi CompaniesSellers shall prepare the Effective
          Date Financial Statements as soon as reasonably possible in accordance with paragraphs (a) and (b) above. The Gerhardi
          Companies shall engage the chartered accountant Mr. Gunter Hunecke for the preparation of the Effective Date Financial Statements and that the Effective Date Financial Statements as prepared by Mr. Hunecke, including Mr. Hunecke's report thereon, shall be submitted to the Sellers and the Purchaser for its review. The costs connected with the preparation of the Effective Date Financial Statements shall be fully reflected in the Effective Date
          Financial Statements.

     (d) The Effective Date Financial Statements prepared in accordance with paragraph (c) above shall be audited by PWC Deutsche Revision AG, Wirtschaftsprufungsgesellschaft (hereinafter "PURCHASER'S AUDITOR") upon the instruction of Purchaser. The Purchaser's Auditor shall have the right to participate in the physical count of the fixed assets and inventories and have complete access to all books, records and properties of the Gerhardi Companies in order to conduct this audit. The audit by the Purchaser's Auditor shall in particular address the compliance with the accounting principles set forth in paragraphs (a) and (b) above. Changes of the Effective Date Financial Statements submitted for audit which are, in the opinion of the Purchaser's Auditor, required shall be shown as corrections in the Purchaser's Auditor's audit report (hereinafter "PURCHASER'S AUDITOR'S AUDIT REPORT"). The Purchaser's Auditor shall upon request in the course of his audit give the parties and the professional advisers and accountants instructed by them a reasonable opportunity to give explanations and to commend on changes to the Effective Date Financial Statements, if any, considered necessary by him. The costs of the audit by Purchaser's Auditor shall not be reflected in the Effective Date Financial Statements.

     (e)  The Sellers have the right to have the Effective Date
          Financial Statements prepared pursuant to paragraphs (c) and (d) above and the Purchaser's Auditor's Audit Report audited at their expense by a chartered accountant of their choice (hereinafter "SELLERS' AUDITOR") as soon as reasonably possible. The costs of the audit by the Sellers' Auditor shall not be reflected in the Effective Date Financial Statements. The provisions in paragraph (d), second, third and fifth sentences, shall apply mutatis mutandis in respect of the audit by the Sellers' Auditor.

     (f) The preparation of the Effective Date Financial Statements pursuant to Section 2 (c) above shall be completed as quickly as possible, but no later than February 15, 1999. The audit by the Purchaser's Auditor shall be completed within month after submission of all Effective Date Financial Statements for audit.

          The Purchaser's Auditor shall submit the Purchaser's Auditor's Audit Report to all parties immediately after its finalisation. If neither party contradicts the Purchaser's Auditor's Audit Report within 15 days after receipt thereof, the audit result including corrections, if any, set forth therein shall be binding upon all parties for purposes of the determination of the Purchase Price.

          A contradiction can be made either direct vis-a-vis the Purchaser's Auditor or vis-a-vis the Sellers or the Purchaser respectively, their representatives pursuant to Part VIII, Section 3 below.

          The fifteen day period for the contradiction shall be extended by one further month in case the Sellers inform the Purhcaser before expiration of such one month period that they will exercise their right pursuant to paragraph (e) above. The Sellers' Auditor's Audit Report in this case shall also be submitted to all parties immediately after its finalisation.

     (g) To the extent that some or all parties contradict the audit result including corrections, if any, within the period for contradiction set forth in paragraph (e) above and the Purchaser's Auditor and the Sellers' Auditor or the parties cannot agree upon the points of contention raised by way of contradiction within one month after receipt of the last contradiction, the certified public accountant Arthur Andersen Cologne shall determine with binding effect for all parties in accordance with the principles set forth in paragraphs (a) and (b) above how the points of contention raised by way of contradiction and not already agreed between the parties shall be settled. The costs of Arthur Andersen Cologne shall be borne by the parties in the relation in which they do not prevail with their respective opinion.

          The Effective Date Financial Statements which have become binding pursuant to Section 2 (f) or pursuant to this Section 2 (g) are hereinafter referred to as "FINAL EFFECTIVE DATE FINANCIAL STATEMENTS", respectively "FINAL EFFECTIVE DATE BALANCE SHEETS".

     (h) Subsequent changes, if any, to the Effective Date Financial Statements, including changes, if any, resulting from administrative audits, shall not have any effect upon the determination of the Purchase Price and shall also not result in any other payments in cash or in kind on any legal basis whatsoever of the Sellers to the Gerhardi Companies and the Purchaser or the Gerhardi Companies and the Purchaser to the Sellers, except that 50% of any increase in net equity value (see Section 2 (a) above) resulting from the tax audit for the years 1995 through 1998, up to a maximum of DM 1,000,000, which shall increase the Purchase Price and except as expressly provided otherwise in this Agreement and its Annexes.
          The representations and warranties of the Sellers in Part IV below shall not be affected.

3. The Purchase Price shall allocate to the assets sold and transferred to the Purchaser hereunder as follows:

     (a) an amount equal to the nominal amount of the Shareholder Loans to the acquisition thereof;

     (b)  the balance to the acquisition of all other assets acquired hereunder.

4.   The Purchase Price shall be due and payable by money transfer as follows:

     (a) an amount of DM 46,500,000 to the account No. 9622580 of Klaus Steinweg with Stadtsparkasse Koln in Cologne (Bank Reference
          No. 370 501 98) (who shall be responsible for the allocation of the Purchase Price among the Sellers);

     (b) an amount of DM 5,000,000 shall be paid in the escrow account jointly held by the Sellers (insofar represented by Klaus Steinweg) and the Purchaser No. 9632589 with Stadtsparkasse Koln in Cologne (bank reference no. 370 501 98) on or before the Effective Date.
          The amount so placed in the escrow account shall serve as security for all claims the Purchaser may have against the Sellers under or in connection with this Agreement. Insofar as the Purchaser can claim indemnification or compensations from the Sellers under this Agreement, such payments have to be made out of the escrow account at the first place. The Purchaser agrees that all interests accrued on the escrow account shall be paid out to the Sellers regardless of any possible claims by the Purchaser against the Sellers under this Agreement at the end of this escrow agreement. The Purchaser shall give its consent to the release of the monies placed in the escrow account (except for an amount of DM 2,500,000) on July 1, 2000 if and to the extent the Purchaser has no claims against the Sellers under or in connection with this Agreement at that time. The
          Sellers shall without undue delay agree at any time to payments out of the escrow amount to the Purchaser if and to the extent the Purchaser has claims against the Sellers under or in connection with this Agreement.

          The remaining DM 2,500,000 shall be released to the Sellers upon the later of (i) the date of completion of all administrative audits (including delivery of audit reports) of the Gerhardi Companies concerning the period until the Effective Date or
          (ii) March 31, 2001, if and to the extent Purchaser, by then, has no claims against the Sellers under or in connection with this Agreement.

          Seller hereby irrevocably authorizes Mrs. Mary Tremblay, c/o Lydall Inc. to draw from the escrow account on behalf of the Seller whenever a first level court judgment has been granted providing for a payment obligation of the Sellers under this Agreement.

5. Any Purchase Price adjustment pursuant to Section 1 (a) above shall be paid to the entitled party within one week after the Effective Date Financial Statements have become binding pursuant to Section 2 (e) or 2 (f) above. Payment to the Purchaser shall be made into a bank account yet to be designated.

                                      IV.
                REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent expressly and warrant as a guaranteed quality (zugesicherte Eigenschaft) that the following representations and warranties are complete and correct today and as of the Effective Date.

1. (a) The statements in Sections 2 and 3 of the Preamble hereto about the Gerhardi Companies and the participations therein are complete and correct in every respect. The participations in the Gerhardi Companies are fully paid, non-assessable and free of secondary or other obligations and/or restrictions.

     (b) Persons and companies other than those shown in the Preamble hereto do not hold any direct or indirect interest of any type whatsoever in the Gerhardi Companies, and there are no claims for the granting of any such interest. All participations in the Gerhardi Companies are free from all rights of third parties of any type whatsoever and there are no claims for the granting of such rights or the transfer of such participations.

     (c)  Except for the Articles of Association of the Gerhardi
          Companies as set forth in ANNEX B.. hereto, as well as other agreements, resolutions and promises specifically referenced in this Agreement and its Annexes, there are no agreements, resolutions or promises concerning (i) the relationship between the Gerhardi Companies and their shareholders/partners, (ii) the corporate/ partnership relations of the Gerhardi Companies or (iii) the appointment of members of any board of the Gerhardi Companies, nor are there any obligations to enter into such agreements, resolutions or promises.

     (d) ANNEX C.. hereto contains a correct and complete list of all managers, Prokurists and comparable members of the management of the Gerhardi Companies, all members of any supervisory or advisory board or similar bodies, if any, of the Gerhardi Companies and all general Powers of Attorney granted by the Gerhardi Companies as well as all bank accounts and signature authorities.

     (e) The Shareholder Loans have been fully paid and neither portion thereof has been repaid to the Sellers.

2. (a) Except as set forth in ANNEX D.., the Gerhardi Companies have full, unrestricted and unencumbered title to, and possession of, all tangible and intangible assets which serve or are destined to serve their business except for those tangible assets which are leased from persons and companies other than the Sellers, the Relatives and the Controlled Companies in the ordinary course of business on normal market terms or which are still subject to usual reservations of title by suppliers pending payment.

     (b) The Gerhardi Companies do not have any branches or divisions outside of their principal place of business and do not hold any interest in any other enterprises.

     (c) With the transfer of the shares in Gerhardi GmbH, the participations in Gerhardi KG and the other assets to the Purchaser pursuant to Part I above, the Purchaser acquires full, unrestricted and unencumbered title to these shares, participations and assets at its free disposal.

     (d) Except as set forth in ANNEX O hereto, the Sellers, Relatives and/or Controlled Companies do not hold any participations in any enterprise other than the Gerhardi Companies which are engaged in the area of activity of the Gerhardi Companies or a related area or maintains business relations with the Gerhardi Companies except Gerhardi AluTechnik GmbH & Co. KG.

3. (a) The financial statements of the Gerhardi Companies as per December 31, 1997 (hereinafter referred to as "1997 FINANCIAL STATEMENTS") attached as ANNEX A.. to this Agreement have been prepared with the care of a conscientious businessman on the basis of proper book-keeping and in accordance with accounting, valuation and depreciation principles generally accepted in Germany. Such principles have in each case been applied consistently and without change as in the three preceding years. All risks, devaluations and losses ascertainable at the time of the preparation of the 1997 Financial Statements have been duly provided for by sufficient depreciations, changes of evaluation or reserves; all pension obligations have been accrued for in accordance with Section 6a EStG. The 1997 Financial Statements are complete and correct and present completely and correctly the financial position of the Gerhardi Companies as of December 31, 1997 and the results of the operations of the Gerhardi Companies for the period then ended.

     (b) The representations and warranties pursuant to paragraph (a) above shall apply mutatis mutandis in respect of the Effective Date Financial Statements. As per the Effective Date, the Gerhardi Companies do not have any pension obligation other than those set forth in Annex E.. hereto. There are no liabilities of the Gerhardi Companies which exist on the Effective Date or arise from acts, omissions or circumstances before the Effective Date which are not reflected or reserved in the Effective Date Balance Sheets except for those with regard to which special representations and warranties have been given.

4.   Except as set forth in ANNEX F.., since December 31, 1997 the
     Gerhardi Companies have only been conducted within the normal and ordinary course of business. Since that time no extraordinary business event or legal arrangement has occurred or been entered into (except for the NAB Asset Transfer Agreement) and there has also not been any event which by itself or together with other events has materially adversely affected the assets or the profit situation of the Gerhardi Companies. All salary and wage increases granted since January 1, 1998 were required under collective bargaining agreements or if that was not the case were within the normal scope.

5. All material moveable assets of the Gerhardi Companies, and/or customers to the extent located on the Plant Real Estate, have been well maintained and are in reasonably good and serviceable condition, normal wear and tear excepted. All inventories of the Gerhardi Companies existing on the Effective Date have been valued in the 1997 Financial Statements according to the strict lower of costs or market price principle and are by quantity and quality usable and salable in the ordinary course of business, taking into consideration any devaluations made in respect thereof; all inventories acquired in the meantime are by quantity and quality usable or salable in the ordinary course of business.

6. (a) ANNEX D.. hereto contains a complete and correct list of all built-up and vacant real estate, all rights in or to real estate, all buildings, improvements and constructions owned by the Gerhardi Companies on real estate owned by third parties and shown in the 1997 Balance Sheets (without supplementary balance sheets of the Sellers) or which have been acquired by the Gerhardi Companies in the meantime; except as set forth in ANNEX D.., the Gerhardi Companies have full and unrestricted title or an unrestricted claim to, and possession of, such real estate, rights, buildings and improvements and constructions (hereinafter referred to as "PLANT REAL ESTATE"). The Gerhardi Companies have not disposed of or taken any steps to dispose of the Plant Real Estate and are not under any commitment to dispose of it.

     (b) Except for those encumbrances listed in ANNEX D.. hereto, the Plant Real Estate is not subject to any encumbrances, restrictions or rights of third parties whether or not registered in the Land Register, and no application for the registration of any encumbrance, restriction or right of third parties in the Land Register has been filed, the Gerhardi Companies have not granted and are not committed to grant any such rights to third parties or have subjected or are committed to subject the Plant Real Estate to any such encumbrances or restrictions. All securities listed in ANNEX D.. hereto secure liabilities of the Gerhardi Companies only which will properly be reflected in the Effective Date Balance Sheets (without supplementary balance sheets of the Sellers)

     (c) All buildings, improvements and constructions on the Plant Real Estate (hereinafter referred to as "PLANT BUILDINGS") are in reasonably good and serviceable condition, normal wear and tear excepted. The Plant Buildings neither encroach on property owned by third parties nor are they in material violation of any rights of third parties or municipal zoning plans or other legal provisions. All permits required for the Plant Buildings have been properly granted. The condition and the present use of the Plant Real Estate, including the Plant Buildings, do not materially violate any building regulations or restrictions and are unobjectionable within the meaning of the applicable administrative and other legal provisions. The representations and warranties contained in this para. (c) do not refer to any environmental administrative or legal provision.

     (d) The Plant Real Estate constitutes the entire plant area of the Gerhardi Companies. There are no municipal zoning plans or similar regulations impeding construction on the vacant or partly vacant Plant Real Estate in a way which would materially impair the expansion of existing, or the construction of the new buildings currently planned in Meinerzhagen, nor will the lack of such plans or regulations have such consequences. Purchaser is aware that, so far, a partial permit regarding the foundation has been granted only.

7. Except for the dispute set forth in ANNEX G.. hereto, the Gerhardi Companies are not a party to, or threatened by, any litigation, administrative proceedings or investigations, nor are circumstances known to exist which might reasonably be expected to provide a basis for such litigation, administrative proceedings or investigations. The Gerhardi Companies are not subject to any judgment, decree or settlement in any legal or administrative proceedings which materially restricts or impairs them in certain business measures, in the acquisition or disposition of assets, in competition or in the operation of their business.

8. Except for the contracts, agreements and promises described in ANNEX H.. hereto (hereinafter collectively referred to as "CONTRACTUAL OBLIGATIONS"), no Gerhardi Company is subject to any Contractual Obligations of the type set forth in ANNEX H.. hereto.

     The information on the contents of the Contractual Obligations in ANNEX H.. hereto is complete and correct. The Contractual Obligations are valid and enforceable against the parties thereto, and neither the Gerhardi Companies nor the respective other party has breached, or is in default under, any the Contractual Obligations to any material degree. The execution and the consummation of this Agreement create no right to any change or termination of any Contractual Obligations to any repayment of any grants, tax advantages or comparable benefits of any kind whatsoever granted to the Gerhardi Companies to the acceleration of any material obligation or liability of the Gerhardi Companies nor will they to Sellers' knowledge result in the reduction or termination of any supply or delivery relations between the Gerhardi Companies and their suppliers and customers.

     The contracts referred to in Part II Section 1 (b) above have been concluded on arms length term.

9. ANNEX I.. hereto contains a complete and correct list of all patents, petty patents, design patents, trademarks and respective applications and of all other industrial property rights of the Gerhardi Companies. Except as set forth in ANNEX I, These industrial property rights are free from all rights of third parties and not subject to cancellation or total or partial nullification or any material rights of prior users; the Gerhardi Companies are also not restricted in their sole and exclusive use. To Sellers' knowledge none of these industrial property rights is infringed by third parties.

     The Gerhardi Companies own all manufacturing, processing and marketing know-how for their entire previous and present products and for all products and product improvements in preparation and hold, to the extent that such manufacturing, processing and marketing know-how has been reduced to writing, all documents pertaining thereto. Except as set forth in ANNEX I.. hereto, the Gerhardi Companies do not infringe any industrial property rights of third parties by manufacturing processes. The Gerhardi Companies do not infringe any industrial property rights of third parties by sale or use of their present products or by any other act within their business.

10. ANNEX K.. hereto contains a complete and correct list of the ten largest customers and the ten largest suppliers as well as of all suppliers of the Gerhardi Companies which, for goods and services of any kind, are the sole source of supply for which there is no alternative source on comparable conditions (except for energy supply agreements and PTT services).

11. Except as shown in ANNEX L.. hereto, the Gerhardi Companies have duly filed by the due date all tax returns and other reports required under the applicable laws to be filed with tax and other authorities, paid all due taxes, tax pre-payments and other public dues, retained all taxes, social security charges and other charges to be retained and paid them by the due date to the respective recipient and paid all related delay charges and penalties, if any. The amount of any tax decreases (limited to wage, trade and value added tax) which relate to the time periods up to December 31, 1998 shall be paid by the Purchaser as additional Purchase Price to the Sellers insofar as such tax decreases have not been provided for in the Effective Date Financial Statements and do not cause increased taxes in subsequent years.

12. ANNEX M.. contains a list of all insurance policies purchased by the Gerhardi Companies. The insurance contracts are in full force and effect and all premiums due until today have been paid.

13. The Gerhardi Companies have obtained all administrative approvals and licenses which they require for the conduct of their present business. They do not materially violate in their business any rights of third parties or any applicable laws including competition and trade law

14. On the basis of the present production, including production increases planned by the Gerhardi Companies, the fresh water supply and the disposal of waste water and gases, as well as solid effluent and waste, are fully assured. All products manufactured and/or distributed by the Gerhardi Companies conform to legal and other applicable provisions including defined standards.

15. To Sellers' knowledge, there are no particular circumstances which could in the future materially affect the business of the Gerhardi Companies. The Sellers have no knowledge of any facts or circumstances which will result in any restriction, impediment or cessation of the manufacture and/or marketing of any material product presently manufactured and/or marketed by the Gerhardi Companies.

      The Sellers do not give any representation or warranty with regard to environmental matters.

                                       V.
                         PERFORMANCE AND LIABILITY

1.    (a)   If a representation or warranty is incorrect or not complied with, the Sellers shall compensate the Purchaser for any damage which the Purchaser would not have suffered if such representation or warranty were correct or complied with. The Purchaser shall have no claim against the Sellers if the total amount of the Purchaser's claims is less than DM 100,000 ("Freigrenze"). The
            Purchaser's claims shall, in total, be limited to the maximum amount of DM 10,000,000.

      (b) The Sellers shall be jointly and severally liable for the performance of this Agreement and for all claims of the Purchaser against the Sellers of any type whatsoever pursuant to this Agreement.

      (c)   The Sellers are joint creditors.

2.    (a)   The period of limitation for all claims under the representations and warranties made by the Sellers in this Agreement of the Purchaser pursuant to this Agreement shall run until March 31, 2001, unless a longer period of limitation is set forth under the laws of Germany or results from this paragraph (a) for the respective claim.

            The afore-mentioned period of limitation shall, to the extent necessary, extend for claims in respect of liabilities of the Gerhardi Companies, for taxes, social security and other public dues until the expiration of 6 months after final assessment, following the administrative audits for the respective periods, of the respective taxes, social security charges and other public dues payable by the Gerhardi Companies for the period through the Effective Date.

            Shorter periods of limitation which are mandatory under the laws of Germany shall not be affected by the foregoing.

      (b) The provisions in the first and third paragraphs of Section (a) above shall apply mutatis mutandis to all claims of the Sellers pursuant to this Agreement.

3. Any other remedy not provided for in this Agreement, in particular every right of rescission (Wandelung und Rucktritt) shall be excluded.

      Sections 123, 476 and 826 German Civil Code shall not be affected.

4.    (a)   Any review, inspection and investigation of the Purchaser or any certified public accountant, attorney or other consultant retained by the Purchaser shall neither affect the Sellers' obligations, representations and warranties hereunder nor the right of the Purchaser to raise claims on the basis of such obligations, representations and warranties.

      (b) Claims of the Purchaser against the Sellers on the basis of the representations and warranties of the Sellers in this Agreement which concern events or due dates prior to the Effective Date can only be raised to the extent that the damages giving rise to such claims have not already been reflected in the balance sheets and the profit and loss statements which form part of the Effective Date Financial Statements (without supplementary balance sheets of the Sellers).

                                         VI.
                                    IMPLEMENTATION

1. Tax matters of the Gerhardi Companies (including appeals) concerning the period through the Effective Date shall be handled by the Gerhardi Companies and the Purchaser in agreement with the Sellers. The Sellers must in particular be notified in time of, and the Sellers and their advisors professionally bound to secrecy must be given an opportunity to comment on and to participate in, tax audits. Binding declarations to the tax authorities which may have consequences for the Sellers shall be made by the Purchaser only in agreement with the Sellers. The Sellers assume corresponding obligations vis-a-vis the Gerhardi Companies and the Purchaser.

2. The advisors professionally bound to secrecy, the Gerhardi Companies and the Purchaser shall grant the Sellers and their representatives also after the Effective Date the right to inspect all books and business records of the Gerhardi Companies relating to the period until the Effective Date, to the extent that such inspection is reasonably requested for tax reasons, for reasons of defense against claims or for other legitimate reasons.

3. The parties undertake, upon the request of any party, at any time after today and without further compensation to execute all documents in proper form and to take all reasonable measures which may still be necessary in order to consummate and to comply fully with the purpose of this Agreement.

4. ANNEX .. hereto contains a list of all accounts receivable of the Gerhardi Companies which, as of the Effective Date are more than 1 (one) year old, an update of which will be produced by the Purchaser and provided to the Sellers on March 15, 1999.

      Seller hereby undertakes to purchase all accounts receivable listed in such update for 97% of their nominal values.
      The Purchase Price shall be paid within 5 working days following receipt of Purchaser's invoice.

                                        VII.
                   NAME RIGHTS, SECRECY, NON-COMPETITION COVENANTS

1.    (a)   The Gerhardi Companies and the Purchaser and their successors shall have the
            right to use in the future in accordance with the then prevailing provisions of the law the present firm names of the Gerhardi Companies and every distinctive part thereof, in particular the name "Gerhardi" with or without addition, for themselves or for a subsidiary, branch or a division.

      (b) The Sellers undertake in the future not to use the present firm names of the Gerhardi Companies nor any distinctive part thereof nor any firm name confusingly similar therewith, with or without addition, nor a trademark, a design or a trade dress presently used by the Gerhardi Companies or confusingly similar with the ones used by the Gerhardi Companies in any business connection whatsoever. The use of the name "Gerhardi" by the Sellers shall only be excluded in the area of activity of the Gerhardi Companies and in related areas and excluded in subordinated stages of treatment and processing. The use of the name "Gerhardi" by the Sellers or by an enterprise in which they hold a controlling interest is expressly permitted with regard to and in connection with the manufacture or distribution of plastic floor tiles.

      (c) The authorizations pursuant to this Section 1 supersede any name right-related restriction whatsoever provided in the NAB Asset Transfer Agreement. Sellers undertake to procure that Gerhardi AluTechnik GmbH & Co. KG refrain from any action whatsoever which could affect the authorizations granted under this Section 1.

2. Each of the Sellers undertakes for a period of 10 years from today to keep strictly secret all matters and in particular all business and trade secrets of the Gerhardi Companies known to him/her and not to disclose such matters and secrets, directly or indirectly, to any third party, nor to cause such disclosure by third parties, nor to abet or justify such disclosure, nor to use such matters or secrets for himself.

3. Each Seller undertakes for a period of 10 years from today, without the prior written consent of the Purchaser, not to cause or influence any worker, employee, agent or adviser (excluding lawyers, certified public accountants and tax advisers) now or in the future employed or retained by the Gerhardi Companies to work in any way whatsoever for him/her, for an enterprise in which he/she holds an interest or for a competitor or to terminate an existing relationship with the Gerhardi Companies.

4. Each Seller undertakes for a period of 5 years from the Effective Date not to manufacture, distribute or render in Europe and North America any products or services which are of the same kind as, or competitive with, products or services manufactured, distributed or rendered by the Gerhardi Companies in the past or at present or planned to be manufactured, distributed or rendered by the Gerhardi Companies, nor to assist third parties, directly or indirectly, in the manufacture, distribution or rendering of such products or services, nor to hold in any way whatsoever an interest in a company which manufactures, distributes or renders such products or services. Excluded from this restriction is (i) the acquisition and holding for investment purposes of shares or convertible debentures of a company listed on a major stock exchange which is engaged in the manufacture, distribution or rendering of such products or services, provided that the respective Seller does not acquire directly and/or indirectly shares or convertible debentures which constitute or can be constituted to consist of more than 5 per cent of the share capital of the respective company, and (ii) any activity of a Seller for the Gerhardi Companies.

                                    VIII.
                       NOTIFICATION TO CARTEL OFFICE

The Purchaser undertakes to notify the consummation of the transfer of shares in the Gerhardi Companies as provided for in this Agreement to the German Federal Cartel Office immediately after the Effective Date, if required.

                                     IX.
                               MISCELLANEOUS

1. The fees of the German Federal Cartel Office shall be borne equally by the Purchaser and the Sellers, if required. The
      Commercial Register fees resulting from Commercial Register applications required hereunder shall be borne by the Gerhardi Companies. Apart therefrom, each contractual party shall bear its own costs and taxes and the costs of its advisers and auditors.

2. Changes and amendments to this Agreement as well as declarations to be made hereunder shall be valid only if made in writing unless a Notarial Deed is legally required. This shall also apply to any change of this provision.

3.    (a)  The Sellers shall appoint a person or a legal
           entity which is authorized to make and accept with legally binding effect for all of the Sellers all declarations under this Agreement or in consummation hereof.

           The Sellers appoint as such agent: Klaus Steinweg

      (b) The Purchaser shall advise the Sellers of a person or legal entity which is authorized to make and accept with legally binding effect for the Gerhardi Companies and the Purchaser all declarations under this Agreement or in consummation thereof.

           The Purchaser appoints as such agent: John Hanley

      (c) A change in the person or address of such agent shall be effective for the other party only one month after the date on which it has been notified of such change. Until the lapse of such period, the authority of the previous agent as well as his address shall be deemed to continue. The obligation to nominate an (as far as the Sellers are concerned: joint) agent shall apply at least until December 31, 2003.

4. Each party shall be personally responsible for the fulfillment of all obligations, if any, vis-a-vis brokers or finders assumed by that party in respect of the transactions agreed herein. The Sellers represent and warrant that the Gerhardi Companies are not subject to obligations vis-a-vis brokers or finders.

5. If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intention of the parties or what would have been the intention of the parties according to the aim and purpose of this Agreement if they had recognized the gap.

6. The Annexes to this Agreement form an integral part of the Agreement. The headings in this Agreement shall only serve the purpose of easier orientation and are of no consequence for the contents and interpretation of this Agreement. Statements in one provision or Annex to this Agreement shall be deemed to have been made also for the purposes of all other provisions of and Annexes to this Agreement.

7.    This Agreement shall be governed by German law.

8.   The German version of this Agreement shall be binding.
      An English translation is attached.

9. The Courts of Cologne shall have jurisdiction for all disputes arising out of or in connection with this Agreement, including disputes about its validity. For a Seller who is not a merchant within the meaning of the law, this clause on jurisdiction shall only apply in the case of Section 38, Sub-Section 3, paragraph 2 of the Procedural Code.

Cologne, this very 30st day of December, 1998

__________________________________              ______________________________
Robert Neuerbourg                               Klaus Steinweg



__________________________________              ______________________________
Ingeborg Schloemer                              Gerhard Schloemer
represented by                                  represented by
Klaus Steinweg                                  Klaus Steinweg



__________________________________              ______________________________
Dr. Hans-Gert Steinweg                          Annette Langbein
represented by                                  represented by
Klaus Steinweg                                  Klaus Steinweg



__________________________________              ______________________________
Wolfgang Steinweg                               Klaus Steinweg jun.
                                                represented by
                                                Wolfgang Steinweg


__________________________________              ______________________________
Christiane Steinweg                             Malve Steinweg
represented by                                  represented by
Wolfgang Steinweg                               Wolfgang Steinweg



__________________________________              ______________________________
Stefanie Hueck                                  Gerhardi & Cie Metall- und Kunst-
                                                stoffwerke GmbH
                                                represented by
                                                Klaus Steinweg (Managing Director)



__________________________________              _______________________________
Gerhardi & Cie. GmbH & Co. KG                   HOHENSTAUFEN EINHUNDERTSTE
represented by                                  Vermogensverwaltungs GmbH
Gerhardi & Cie. Metall- und Kunststoff-         (in the future: Lydall Deutschland
werke GmbH, represented by                      Holding GmbH)
Klaus Steinweg (Managing Director)              represented by
                                                John Hanley (Managing Director)